Exhibit 99.7

CONSENT OF GIL LAWSON

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Goldcorp Inc. (the “Company”) for the year ended December 31, 2016 (collectively, the “Annual Report”), I, Gil Lawson, consent to the references to my name in connection with (including, as an expert or “qualified person”) the Annual Report and any of the exhibits thereto, including as to (i) my review and approval of all scientific and technical information relating to mineral reserves and mineral resources contained in the Company’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2016 (the “MD&A”) which is attached as Exhibit 99.2 to the Annual Report, and (ii) other than with respect to the Red Lake Mines, Peñasquito Mine, Cerro Negro Mine, Éléonore Mine and Pueblo Viejo Mine, my review and approval of all scientific and technical information contained in the Company’s annual information form for the year ended December 31, 2016 attached as Exhibit 99.1 to the Annual Report.

I also hereby consent to the incorporation by reference of such information contained in the Annual Report and exhibits thereto into Registration Statement Nos. 333-126039, 333-126040, 333-151243, 333-151251, 333-174376, 333-181116, 333-188805, 333-195816 and 333-213153 on Form S-8, No. 333-207371 on Form F-3 and No. 333-211892 on Form F-10 of the Company.

Date: March 16, 2017

/s/ Gil Lawson
Name:	Gil Lawson, P. Eng.